UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

_______________________________________
SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*
_______________________________________

Liberty Oilfield Services Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

53115L 104
(CUSIP Number)

Dianna Rosser Aprile
c/o Riverstone Holdings, LLC
712 Fifth Avenue, 36th Floor
New York, New York 10019
(212) 993-0076
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with a copy to)

Jeffrey S. Hochman
Willkie Farr & Gallagher LLP
787 Seventh Avenue New York, New York 10019
(212) 728-8000

July 11, 2019
(Date of Event Which Requires Filing of Statement on Schedule 13D)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53115L 104	Schedule 13D	Page 2 of 10 Pages

1.	Name of Reporting Person Riverstone/Carlyle Energy Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,804,996*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,804,996*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,804,996*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.4.0%**
14.	Type of Reporting Person (See Instructions) PN

* Represents 14,583,467 Common A Shares and 25,221,529 Common B Shares.
** Based on an aggregate of 68,962,200 Common A Shares and 43,570,372 Common B Shares outstanding as of July 5, 2019.

2

CUSIP No. 53115L 104	Schedule 13D	Page 3 of 10 Pages

1.	Name of Reporting Person R/C Energy IV Direct Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,997,123*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,997,123*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,997,123*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7%**
14.	Type of Reporting Person (See Instructions) PN

* Represents 11,997,123 Common A Shares.
** Based on an aggregate of 68,962,200 Common A Shares and 43,570,372 Common B Shares outstanding as of July 5, 2019.

3

CUSIP No. 53115L 104	Schedule 13D	Page 4 of 10 Pages

1.	Name of Reporting Person R/C IV Liberty Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,807,873*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,807,873*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,807,873*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%**
14.	Type of Reporting Person (See Instructions) PN

* Represents 2,586,344 Common A Shares and 25,221,529 Common B Shares.
** Based on an aggregate of 68,962,200 Common A Shares and 43,570,372 Common B Shares outstanding as of July 5, 2019.

4

CUSIP No. 53115L 104	Schedule 13D	Page 5 of 10 Pages

1.	Name of Reporting Person R/C Energy GP IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,804,996*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,804,996*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,804,996*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.4%**
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

* Represents 14,583,467 Common A Shares and 25,221,529 Common B Shares.
** Based on an aggregate of 68,962,200 Common A Shares and 43,570,372 Common B Shares outstanding as of July 5, 2019.

CUSIP No. 53115L 104	Schedule 13D	Page 6 of 10 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 26, 2018, as amended by Amendment No. 1 to Schedule 13D/A, filed on September 14, 2018 (the “Current Schedule 13D”), relating to the Class A common stock, par value $0.01 per share (the “Common A Shares”), of Liberty Oilfield Services Inc. (the “Issuer”). The Common A Shares and Class B common stock, par value $0.01 per share, of the Issuer (the “Common B Shares” and, together with the Common A Shares, the “Common Shares”) are treated as a single class for purposes of this Schedule 13D because they vote together as a single class. Capitalized terms used herein without definition shall have the meaning set forth in the Current Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 of the Current Schedule 13D is hereby amended and supplemented as follows:

On December 4, 2018, Riverstone/Carlyle Energy Partners IV, L.P. (“Riverstone/Carlyle”) distributed all of its direct holdings in the Issuer, which were comprised of 69,470 Common A Shares and 557,972 Common B Shares (and a corresponding number of Units).

On January 30, 2019, the Issuer repurchased a total of 117,647 Common A Shares from R/C Energy IV Direct Partnership, L.P. (“R/C Direct”) and R/C IV Liberty Holdings, L.P. at a weighted average purchase price of $17.00 per share pursuant to the Issuer’s share repurchase program.

On July 8, 2019, the R/C Liberty sold 5,588,821 Common A Shares and R/C Direct sold 2,411,179 Common A Shares at a price of $14.61 per share to Barclays Capital Inc. (the “Underwriter”) pursuant to an underwriting agreement, dated as of July 8, 2019 (the “Underwriting Agreement”), by and among the Issuer, R/C Liberty, R/C Direct and the Underwriter. In connection with the sale by R/C Liberty, 5,588,821 Units and the related Common B Shares were redeemed by the Issuer for an equal amount of Common A Shares.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 7.9 hereto and is incorporated herein by reference.

CUSIP No. 53115L 104	Schedule 13D	Page 7 of 10 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Current Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	and (b)

The below table sets forth the number of Common Shares directly and beneficially owned by each of the Reporting Persons.  The shares directly owned by R/C Direct and R/C Liberty are deemed to be beneficially owned by Riverstone/Carlyle, their general partner, and all of such shares are deemed to be beneficially owned by R/C GP, the general partner of Riverstone/Carlyle.  Accordingly, as indicated with respect to such shares listed as beneficially owned in the below table, the applicable Reporting Persons have shared voting power to vote and direct the vote of, and have shared power to dispose and direct the disposition of, such shares.  None of the Reporting Persons have the sole power to vote or direct the vote, or the sole power to dispose or direct the disposition of, the shares listed in the table below.  In addition, by virtue of the Stockholders Agreement and the other agreements among certain of the Reporting Persons as described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934, as amended, and Rule 13d-5(1) thereunder.   Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any Common Shares held by the other Reporting Persons.

Reporting Persons	Common A Shares Owned Directly	Common B Shares Owned Directly	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned (1)
Riverstone/Carlyle	0	0	39,804,996 (2)	35.4%
R/C Direct	11,997,123	0	11,997,123	10.7%
R/C Liberty	2,586,344	25,221,529	27,807,873	24.7%
R/C GP	0	0	39,804,996 (2)	35.4%

______________________________________
(1)	Based on an aggregate of 68,962,200 Common A Shares and 43,570,372 Common B Shares outstanding as of July 5, 2019.
(2)	Represents 14,583,467 Common A Shares and 25,221,529 Common B Shares and includes Common Shares directly owned by R/C Direct and R/C Liberty.

CUSIP No. 53115L 104	Schedule 13D	Page 8 of 10 Pages

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D and the members of the Voting Group (the members of the Voting Group other than any Reporting Persons, the “Non-Riverstone Members”), the Non-Riverstone Members may be deemed to be members of a “group” with the Reporting Persons. None of the Non-Riverstone Members are Reporting Persons on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. To the extent that any Non-Riverstone Members beneficially owns Equity Interests, the Reporting Persons may be deemed to beneficially own any such Equity Interests, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

(c)
None of the Reporting Persons has effected any transactions of the Common A Shares during the 60 days preceding the date of this report, except as described in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Current Schedule 13D is amended and supplemented as follows:
As described in Item 4 above, on July 8, 2019, R/C Liberty and R/C Direct sold 8,000,000 Common A Shares at a price of $14.61 per share to the Underwriter pursuant to the Underwriting Agreement.  A copy of the Underwriting Agreement is attached as exhibit 7.9 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 53115L 104	Schedule 13D	Page 9 of 10 Pages

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Current Schedule 13D is amended and supplemented by adding the following exhibit:

7.9	Underwriting Agreement (incorporated by reference to Exhibit 10.1 to Liberty Oilfield Services Inc.’s Form 8-K, filed with the Securities and Exchange Commission on July 11, 2019).

CUSIP No. 53115L 104	Schedule 13D	Page 10 of 10 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.
Dated as of July 12, 2019

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P.

By: R/C Energy GP IV, LLC, its general partner

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

R/C ENERGY IV DIRECT PARTNERSHIP, L.P.

By: Riverstone/Carlyle Energy Partners IV, L.P., its general partner

By: R/C Energy GP IV, LLC, its general partner

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

R/C IV LIBERETY HOLDINGS, L.P.

By: Riverstone/Carlyle Energy Partners IV, L.P., its general partner

By: R/C Energy GP IV, LLC, its general partner

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

R/C ENERGY GP IV, LLC

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director